Asset Entities Inc.

100 Crescent Ct, 7th Floor

Dallas, TX 75201

December 2, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mitchell Austin

Morgan Youngwood

Stephen Krikorian

Jan Woo

Re:	Asset Entities Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 15, 2022

File No. 333-267258

Ladies and Gentlemen:

We hereby submit the responses of Asset Entities Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated November 30, 2022, providing the Staff’s comments with respect to the Company’s amended Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Registration Statement on Form S-1 filed November 15, 2022

Dilution, page 29

1.	Please provide your calculation of pro forma as-adjusted net tangible book value per share of common stock after this offering and historical net tangible book value per share of common stock as of September 30, 2022. Tell us why you have not included Class A shares of common stock in your dilution calculations.

Response: In response to the Staff’s comment, we have revised the Registration Statement to include the Class A Common Stock (as defined in the Registration Statement) in the information reflected in the first table of the “Dilution” section and related disclosure. In addition, attached hereto as Exhibit A is the revised calculation of the Company’s pro forma as-adjusted net tangible book value per share of common stock after this offering and historical net tangible book value per share of common stock as of September 30, 2022.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (860) 912-9966 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Asset Entities Inc.

By:	/s/ Arshia Sarkhani
Arshia Sarkhani
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.

Exhibit A